Exhibit 99.12

Bridgeport Ventures Inc. Updates its Gold Exploration Activities in Nevada, USA

Toronto, Ontario – June 22, 2011 – Bridgeport Ventures Inc. (TSX: BPV) (“Bridgeport” or “the Company”) today announced the completion of seven diamond drillholes of a ten hole program on its Blackrock property and three of six reverse circulation holes on its Hot Pot property. Geophysical, geochemical, and geological surveys are in progress on several of the Company’s other gold properties. A third drill program is scheduled for Fri Gold and will commence following completion of the Phase 1 drilling at Blackrock.

Bridgeport Ventures President and CEO, Shastri Ramnath said, “Although we had a slow start to the drill program at Blackrock due to poor weather and difficult access, we are now making excellent progress on both the Blackrock and Hot Pot properties and expect to announce assay results for each program following the completion of all planned drillholes.”

Blackrock Property

Drilling on Bridgeport’s Blackrock property, located 47 kilometres southeast of Reno, Nevada, began in March, 2011. The 3000 metre diamond drill program (ten drillholes) was designed to verify the historical gold results on the southern portion of the property and to test the gold mineralization on the northern, undrilled portion of the property.

Bridgeport is currently drilling the eighth of ten planned drillholes at Blackrock. The first two drillholes of the program targeted the known mineralized zone at depth below the historical drilling followed by two drillholes targeting the southern extension of the vein system. The Company is currently drilling the fourth of six drillholes targeting the northern, untested portion of the system.

Blackrock is an epithermal gold-silver mineralized system occurring in the Walker Lane Trend. Historical exploration identified a1300 metre long quartz vein system enveloped by an extensive alteration zone. Historical drillhole intersections indicate that the system is between 10 and 150 metres in width and is hosted by a structural zone crosscutting an intermediate volcanic unit. Based on the historic data, Bridgeport has interpreted the exposed mineralization as the upper portion of a deeper, higher grade deposit. Nearby gold deposits occurring in the Walker Lane Trend include the Comstock Mine (8.0 million ounces of gold), the Rawhide Mine (1.6 million ounces of gold), and the Mineral Ridge Mine (0.9 million ounces of gold).

Hot Pot Property

Drilling on Bridgeport’s Hot Pot Property, located 35 kilometres northwest of Battle Mountain, Nevada, began in April, 2011. The 3000 metre reverse circulation (RC) drill program is testing for a buried, bulk tonnage, sediment-hosted gold deposit located on the northern end of the prolific Battle Mountain-Eureka trend and south of the Getchell-Turquoise Ridge trend. Unlike the deposits to the north and south of the Company’s property, Hot Pot has no outcropping rocks at surface. As a result, the drillholes are targeting structural features identified by geophysics coincident with surface gold, silver, and arsenic soil anomalies.

Bridgeport is currently drilling the fourth of six drillholes and the program is anticipated to finish in August, 2011.

Other Exploration Activities

Bridgeport is exploring four of the Company’s other properties by completing geophysical, geochemical, and geological surveys to generate targets for drill testing.

A 2000 metre reverse circulation drill program will commence on the Company’s Fri Gold property following completion of the Blackrock drill program. Exploration on the Fri Gold property, located 50 kilometres north-northwest of Tonopah, Nevada, is focused on a gold-silver epithermal system identified by previous exploration companies.

Potential quantity and grade of mineralization is conceptual in nature and there has been insufficient exploration to define a mineral resource on Bridgeport’s, 100% owned and operated Nevada properties. It is uncertain if further exploration will result in any such targets being delineated as a mineral resource.

All scientific and technical information contained in this press release has been prepared by or under the supervision of, and verified by Matthew D. Gray, Ph.D., C.P.G. #10688, a “qualified person” within the meaning of National Instrument 43-101. For further information regarding certain of Bridgeport’s Nevada properties, please refer to the technical report entitled “Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview and Horsethief Gold projects, Nevada, USA” prepared by Matthew D. Gray and dated November 26, 2010, available on SEDAR at www.sedar.com. For a detailed description of the properties, significant historical drill results, and Bridgeport’s geological compilation and interpretation, please visit our website at www.bridgeportventures.net.

About Bridgeport Ventures

Bridgeport Ventures Inc. (TSX: BPV) is a Canadian mineral exploration company with operations in the Americas. Its strong technical team with local experience has a solid record of discovery and a proven history of mining success. Additional information on Bridgeport can be found at: www.bridgeportventures.net.

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of Bridgeport, including, but not limited to, the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of exploration results and estimates, currency fluctuations, depending upon regulatory approvals, the uncertainty of obtaining additional financing and exploration risk. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

For further information please contact:
Ms. Shastri Ramnath
President and CEO
Tel. (416) 350-2173

Mr. Michael Joyner
Investor Relations
Tel. (416) 722-4925

investorrelations@bridgeportventures.net
www.bridgeportventures.net